UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Everlast Worldwide Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                             Arnold J. Levine, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
                         -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104

1     Names of Reporting Persons                 Hidary Group Acquisitions, LLC
      I.R.S. Identification Nos. of above persons (entities only)

      -------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]

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3     SEC Use Only

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4     Source of Funds (See Instructions)
      OO, BK

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]

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6     Citizenship or Place of Organization
      Delaware

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                     7    Sole Voting Power                                   0

                          -----------------------------------------------------
                     8    Shared Voting Power                         1,517,305
Number of
                          -----------------------------------------------------
Shares Bene-         9    Sole Dispositive Power                              0

ficially Owned            -----------------------------------------------------
                     10   Shared Dispositive Power                      418,255

                          -----------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person    1,517,305

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12    Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [X]

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13    Percent of Class Represented by Amount in Row (11)                  36.1%

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14    Type of Reporting Person (See Instructions)                            OO

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                                       2

CUSIP No. 300355104

1     Names of Reporting Persons             Aquamarine Capital Management, LLC
      I.R.S. Identification Nos. of above persons (entities only)

      -------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]

-------------------------------------------------------------------------------
3     SEC Use Only

-------------------------------------------------------------------------------
4     Source of Funds (See Instructions)
      OO

-------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Delaware

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                     7    Sole Voting Power                                   0

                          -----------------------------------------------------
                     8    Shared Voting Power                           127,993
Number of
                          -----------------------------------------------------
Shares Bene-         9    Sole Dispositive Power                              0

ficially Owned            -----------------------------------------------------
                     10   Shared Dispositive Power                      127,993

                          -----------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person      127,993

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12    Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)  [X]

-------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)                   3.1%

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14    Type of Reporting Person (See Instructions)                            IA

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                                       3

This statement is filed with respect to the shares of the common stock, $0.002 par value (the "Common Stock"), of Everlast Worldwide, Inc. (the "Company"), beneficially owned by the Reporting Persons (as defined below) as of June 28, 2007 and amends and supplements the Schedule 13D filed on June 24, 2007 (collectively, the "Statement"). Except as set forth herein, the Statement is unmodified.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is replaced in its entirety by the following:

      On June 1, 2007, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Hidary and Hidary Group Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of Hidary ("MERGER SUB"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Hidary (the "MERGER"). The Board of Directors of the Company unanimously approved the Merger Agreement.

      At the effective time of the Merger, each outstanding share of the Common Stock, other than the shares (a) contributed to Hidary, (b) owned by the Company or Hidary, or (c) owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $26.50 in cash, without interest. A copy of the Merger Agreement is attached as Exhibit 99.3 to this Statement and is incorporated by reference herein.

      Upon consummation of the Merger, it is contemplated that the Common Stock will cease to be quoted on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

      It is contemplated that, upon the consummation of the Merger, the certificate of incorporation of the Company shall be amended in the form of Exhibit A to the Merger Agreement and the bylaws of the Company will be amended in their entirety to be identical to the by-laws of Merger Sub; PROVIDED, that, all references to Merger Sub shall be replaced by references to the Company. Further, it is contemplated that, upon the consummation of the Merger, the directors of Merger Sub will be the directors of the Company.

      Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company and other customary closing conditions.

      In connection with the Merger Agreement, on June 1, 2007, Mr. Hidary and Issac Hidary, David J. Hidary, Jack I. Hidary, Morris Hidary, David M. Hidary, Abraham H. Hidary and Abraham "Bert" Hidary (collectively, the "HIDARY FAMILY MEMBERS") delivered a limited guarantee in favor of the Company (the "HIDARY LIMITED GUARANTEE"), whereby the Hidary Family Members guaranteed the due and punctual performance and discharge of the greater of (1) the Hidary Group's pro rata portion (which is equal to a fraction, the numerator of which is the amount of the Hidary Group's equity commitment and the denominator of which is the aggregate equity commitment of all investors in Hidary) of the termination fee payable by Hidary to the Company under certain circumstances (the "HIDARY TERMINATION FEE") pursuant to Section 9.03(f) of the Merger Agreement and
(b) 70% of the Hidary Termination Fee less the amounts guaranteed by any other guarantors pursuant to limited guarantees in favor of the Company. A copy of the Hidary Limited Guarantee is attached as Exhibit 99.4 to this Statement and is incorporated by reference herein.

      In connection with the Merger Agreement, Hidary and Merger Sub entered into a voting agreement with Seth A. Horowitz ("MR. HOROWITZ") and The Estate of George Q Horowitz (the "ESTATE"), of which Mr. Horowitz is the trustee, on June 4, 2007 (the "HOROWITZ VOTING AGREEMENT"), pursuant to which Mr. Horowitz and the Estate agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by them (1) in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Horowitz Voting Agreement terminates with respect to Mr. Horowitz upon the earlier to occur of (1) the effective time of the Merger, and (2) the first business day following the first anniversary of the termination of the Merger Agreement in accordance with the terms thereof. The Horowitz Voting Agreement terminates with respect to the Estate upon the earlier to occur of (1) the effective time of the Merger, and
(2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Horowitz Voting Agreement is attached as Exhibit 99.5 to this Statement and is incorporated by reference herein. The Horowitz Voting Agreement was amended by the parties thereto on June 19, 2007 (the "HOROWITZ AMENDMENT"; the Horowitz Voting Agreement, as amended by the Horowitz Amendment shall be the "AMENDED HOROWITZ VOTING AGREEMENT") to correct a misstatement of the number of shares of the Common Stock held by each of Mr. Horowitz and the Estate, respectively. A copy of the Horowitz Amendment is attached as Exhibit
99.6 to this Statement and is incorporated by reference herein.

      On June 13, 2007, Aquamarine Master Fund, L.P. ("AQUAMARINE MASTER FUND") delivered a rollover commitment letter (the "AQUAMARINE ROLLOVER COMMITMENT LETTER") to Hidary pursuant to which it agreed to contribute 127,993 shares of Common Stock to Hidary in exchange for equity securities of Hidary. A copy of the Aquamarine Rollover Commitment Letter is attached hereto as Exhibit 99.7 to this Statement and is incorporated by reference herein. In connection with the Aquamarine Rollover Commitment Letter, Aquamarine entered into a voting agreement with Hidary and Merger Sub on June 13, 2007 on behalf of itself, its funds and managed accounts (the "AQUAMARINE VOTING AGREEMENT"), pursuant to which Aquamarine agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by it (1) in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Aquamarine Voting Agreement terminates upon the earlier to occur of (1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Aquamarine Voting Agreement is attached hereto as Exhibit 99.8 to this Statement and is incorporated by reference herein. Concurrently with the execution of the Aquamarine Rollover Commitment Letter, Aquamarine Master Fund also entered into (a) an interim investors agreement (the "INTERIM INVESTORS AGREEMENT") with Hidary and the other parties thereto, which governs the relationship among Hidary and the parties thereto in connection with the Merger Agreement and (b) a limited guarantee (the "AQUAMARINE GUARANTEE") in favor of the Company in respect of certain obligations of Hidary and Merger Sub under the Merger Agreement. Copies of the Interim Investors Agreement and the Aquamarine Guarantee are attached as Exhibits 99.9 and 99.10 to this Statement and are incorporated by reference herein.

      On June 18, 2007, Burlingame Asset Management, LLC ("BURLINGAME") delivered a rollover commitment letter (the "BURLINGAME ROLLOVER COMMITMENT LETTER") to Hidary pursuant to which it agreed to contribute 290,262 shares of Common Stock to Hidary in exchange for equity securities of Hidary. A copy of the Burlingame Rollover Commitment Letter is attached hereto as Exhibit 99.11 to this Statement and is incorporated by reference herein. In connection with the Burlingame Rollover Commitment Letter, Burlingame entered into a voting agreement with Hidary and Merger Sub on June 18, 2007 on behalf of itself, its funds and managed accounts (the "BURLINGAME VOTING AGREEMENT" and together with the Amended Horowitz Voting Agreement and the Aquamarine Voting Agreement, the "VOTING AGREEMENTS"), pursuant to which Burlingame agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by it in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Burlingame Voting Agreement terminates upon the earlier to occur of (1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Burlingame Voting Agreement is attached hereto as Exhibit 99.12 to this Statement and is incorporated by reference herein. Concurrently with the execution of the Burlingame Rollover Commitment Letter, Burlingame also entered into (a) the Interim Investors Agreement and (b) a limited guarantee (the "BURLINGAME GUARANTEE") in favor of the Company in respect of certain obligations of Hidary and Merger Sub under the Merger Agreement. A copy of the Burlingame Guarantee is attached as Exhibit 99.13 to this Statement and is incorporated by reference herein.

      Hidary has obtained equity commitment letters (the "EQUITY COMMITMENT LETTERS") and limited guarantees (together with the Aquamarine Guarantee and the Burlingame Guarantee, the "LIMITED GUARANTEES") from each of the Hidary Group, Gracie Capital Investors, Seneca Capital Investments LLC, Boxing 2000 LLC, Middlegate Securities Ltd., Crystal Capital Fund Management, LLC and Ore Hill Fund, L.P. and debt financing commitments from Wells Fargo Century, Inc. and Ore Hill Fund L.P. (the "DEBT COMMITMENT LETTERS") for the transactions contemplated by the Merger Agreement. Copies of the form of Equity Commitment Letter and the form of Limited Guarantee delivered by each of the investors set forth in the immediately preceding sentence are attached as Exhibits 99.14 and 99.14.1 to this statement and are incorporated by reference herein. On May 31, 2007, Citibank also delivered an Equity Commitment Letter to Hidary on behalf of Agent 99, Inc. (an entity owned by Mr. Hidary). Copies of the Debt Commitment Letters are attached as Exhibits 99.15 and 99.16 to this Statement and are incorporated by reference herein.

      On June 21, 2007, Hidary received a notice from the Company that the Company had received an Acquisition Proposal (as defined in the Merger Agreement) from a competing bidder that the Company's board of directors of (the "Board") determined constituted a Superior Proposal (as defined in the Merger Agreement). In response to the Acquisition Proposal, Hidary delivered a proposal to the Company (the "Hidary Proposal") on June 27, 2007 proposing, among other things, an increase in the Merger Consideration (as defined in the Merger Agreement) from $26.50 per share to $30.55 per share. A copy of the letter to the Company setting forth the Hidary Proposal is attached to this amendment as
Exhibit 99.17 to this Statement and is incorporated by reference herein. As a result of the Hidary Proposal, Hidary believes the Acquisition Proposal does not constitute a Superior Proposal under the Merger Agreement given that the Acquisition Proposal (1) is not more favorable to the Company's stockholders (in their capacity as such) from a financial point of view than the revised proposal made by Hidary (considering any changes to the Merger Agreement proposed by Hidary in response to the Acquisition Proposal) and (2) is defective for the reasons as set forth in the Hidary Proposal.

      Hidary may seek to purchase shares of Common Stock in privately-negotiated transactions.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Hidary Proposal, the Voting Agreements, the Limited Guarantees, the Rollover Commitment Letters, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letters, each of which is filed as an exhibit hereto and is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) is replaced in its entirety by the following:

      (a)

HIDARY

      As a result of the Voting Agreements, Hidary may be deemed to be the beneficial owner of 1,517,305 shares of Common Stock, which represent approximately 36.1% of all shares of Common Stock outstanding; of these, Hidary may be deemed to have shared voting power with respect to 1,517,305 shares and may be deemed to have shared dispositive power with respect to 418,255 shares. Hidary hereby disclaims beneficial ownership of Common Stock owned by the other Reporting Person and the other parties to the Voting Agreements. Each of the Hidary Group, Mr. Hidary and Morris Hidary may be deemed to be the beneficial owner of 1,517,305 shares of Common Stock. Each of the Hidary Group, Mr. Hidary and Morris Hidary hereby disclaims beneficial ownership of such Common Stock.

SETH A. HOROWITZ AND THE ESTATE OF GEORGE Q HOROWITZ

      Based on the amendment to the Schedule 13D filed by Mr. Horowitz and the Estate on June 26, 2007 (the "HOROWITZ 13D"), Mr. Horowitz is the beneficial owner of 292,847 shares of Common Stock, which includes the right to acquire 123,333 shares of Common Stock issuable upon exercise of options exercisable currently or within 60 days and, as trustee of the Estate, may be deemed to be the beneficial owner of 515,941 shares owned by the Estate, which, together with the other shares beneficially owned by Mr. Horowitz, represent approximately 19.2% of all shares of Common Stock outstanding. Based on the information in the Horowitz 13D, the Estate is the beneficial owner 515,941 shares of Common Stock, which represent approximately 12.7% of all shares of Common Stock outstanding.

AQUAMARINE

      Aquamarine is the beneficial owner of 127,993 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 3.1% of all shares of Common Stock outstanding. Aquamarine hereby disclaims beneficial ownership of Common Stock owned by the other Reporting Person.

      For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 4,203,356, which is the number of shares of Common Stock referred to by the Company in the preliminary proxy statement filed on June 15, 2007 (which number includes 123,333 shares that Mr. Horowitz has a right to acquire that is exercisable within 60 days. Neither of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on SCHEDULE I hereto, beneficially owns any Common Stock other than as set forth herein.

      As a result of entering into the Voting Agreements, the Rollover Commitment Letters and various matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with the other parties to the Voting Agreements and the Rollover Commitment Letters. As a consequence, each Reporting Person may be deemed to beneficially own all shares of Common Stock beneficially owned by each Reporting Person and the other parties to the Voting Agreements and the Rollover Commitment Letters. As described in this Item 5, each Reporting Person hereby disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Person.

BURLINGAME

      Based on the Schedule 13D filed by Burlingame with the SEC on June 22, 2007 (the "BURLINGAME 13D"), Burlingame may be deemed to be the beneficial owner of the 580,524 shares of Common Stock, representing 14.3% of all the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is replaced in its entirety by the following:

      Each of the Merger Agreement, the June 27 Letter, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters and the Debt Commitment Letters (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

      In connection with the consummation of the Merger, the parties to the Interim Investors Agreement intend to enter into an equity holders' agreement, which will contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, preemptive rights and registration rights, as well as other customary provisions found in such agreements.

      Except as described in this Item 6, neither of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on
SCHEDULE I, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended by adding Exhibits 99.14.1 and 99.17 and by replacing Exhibits 99.9 and 99.15.

Exhibit       Description
-------       -----------------------------------------------------------------

99.9 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.14.1       Form of Limited Guarantee

99.15 Debt Commitment Letter, dated June 27, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC

99.17 Letter dated June 27, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Date: June 28, 2007                 HIDARY GROUP ACQUISITIONS, LLC

                                    By:  The Hidary Group, LLC
                                         its member



                                         By:  /s/ Jack D. Hidary
                                              -----------------------------
                                              Name:   Jack D. Hidary
                                              Title:  Managing Member

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.




Date: June 28, 2007                 AQUAMARINE CAPITAL MANAGEMENT, LLC



                                    By:  /s/ Guy Spier
                                         -----------------------------
                                         Name:   Guy Spier
                                         Title:  Managing Member

                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------------------------------------------------------------

99.9 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.14.1       Form of Limited Guarantee

99.15 Debt Commitment Letter, dated June 27, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC

99.17 Letter dated June 27, 2007 from Hidary Group Acquisitions, LLC to Everlast Worldwide Inc.